UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CIBT Education Group Inc. (the “Company”) is furnishing under cover of Form 6-K documents that were publicly filed in Canada on SEDAR.

EXHIBITS

Number	Description of Exhibit
99.1	Material change report – May 6, 2010
99.2	Revised annual information form filed on SEDAR on May 13, 2010
99.3	Material change report – May 10, 2010
99.4	Material change report – March 16, 2010
99.5	Security holders documents – February 23, 2010
99.6	Report of voting results – December 18, 2009
99.7	Material change report – December 18, 2009
99.8	Annual information form – December 3, 2009
99.9	Material change report – November 24, 2009
99.10	Form of proxy – November 23, 2009
99.11	Management information circular – November 3, 2009
99.12	Notice of meeting – November 3, 2009
99.13	Financial statements request form – November 23, 2009
99.14	Voting instruction form – November 23, 2009
99.15	Material change report – November 18, 2009
99.16	Material change report – October 27, 2009
99.17	Material change report – November 4, 2009
99.18	Notice of the meeting and record date (amended) – November 12, 2009
99.19	Notice of the meeting and record date – October 9, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: May , 2010	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer

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